650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

DOUGLAS K. SCHNELL

Internet: dschnell@wsgr.com

Direct Dial: (650) 849-3275

November 8, 2016

BY EDGAR AND EMAIL

Nicholas P. Panos, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Surge Components, Inc.

DFAN14A – Soliciting Materials filed pursuant to Rule 14a-12 on Schedule 14A

Filing made on November 7, 2016 by Bradley P. Rexroad and Michael D. Tofias

File Number: 000-27688

Dear Mr. Panos:

On behalf of our clients, Bradley P. Rexroad and Michael D. Tofias (together, the “Concerned Stockholders”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 7, 2016, relating to Surge Components, Inc. (the “Company”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Concerned Stockholders’ response.

General

1.	The participants compare the performance of Surge Components’ stock over time to that of the S&P 500 and Russell 2000 indices, and point to this comparison as indicative of the company’s “underperformance.” It is our understanding, however, that neither index includes among its constituent securities Surge Components’ common stock. In light of Rule 14a-9’s prohibition on making statements that are misleading as to a material fact or that omit information necessary to make a material fact not misleading, please confirm, if true, that the participants will disclose in future

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Nicholas P. Panos, Esq.

November 8, 2016

soliciting materials that Surge Components is not a member of either the S&P 500 or the Russell 2000 index.

The Concerned Stockholders confirm that they will disclose in future soliciting materials that the Company is not an S&P 500 or Russell 2000 index constituent.

The Concerned Stockholders note that the Company, in a filing made on October 28, 2016 (the “October 28 Filing”), included a substantially similar comparison of the Company’s stock price performance to the S&P 500 and Russell 2000 but did not include disclosure that the Company is not a constituent of either index. In addition, the Concerned Stockholders believe that the comparison included in the October 28 Filing is inherently misleading as it includes periods during which the Company had “gone dark” and was not subject to any public reporting requirements. To the extent that there were any quotations of the Company’s stock during these periods, such quotations were not based on fundamentals of the Company’s business.

2.	Please refer to the following statement: “Mr. Lubman made several well-timed purchases around the time that the poison pill was being adopted... ..None of these purchases would have been permissible had they occurred after the adoption of the poison pill.” The participants’ assertion implies the rights plan inexorably barred Mr. Lubman from making these purchases given that his ownership interest in Surge Components already exceeded the 4.99% threshold. This contention was made notwithstanding the rights plan’s explicit provision for exempting purchases that would otherwise trigger the right. In view of the apparent exemptive process outlined at page 47 of Exhibit 4.1 to the Form 8-K filed October 7, 2016, please confirm that the participants, in future soliciting materials, will not make unqualified assertions that could imply that the rights plan unequivocally prohibits purchases above the threshold. We direct the participants to their previous confirmation to this effect in their October 19, 2016 response letter.

The Concerned Stockholders confirm that in future soliciting materials they will not make unqualified assertions that could imply that the rights plan unequivocally prohibits purchases above the threshold.

3.	The participants assert that “[t]he $500,000 repurchase plan that Surge announced in November 2015 has been woefully mismanaged, as Surge has repurchased only $23,000 worth of stock through August 2016.” Please confirm that the participants will characterize statements such as “woefully mismanaged” as an opinion or belief in future soliciting materials. In addition, please provide us with the factual basis for this assertion given the apparently equally plausible possibility that Surge Components’ directors may have acted in accordance with their fiduciary duties by not spending the

Nicholas P. Panos, Esq.

November 8, 2016

purportedly announced $500,000 maximum. For example, the Board conceivably could have conscientiously decided to proactively manage the pace of repurchases with funds set aside for the repurchase plan, or otherwise prioritized repurchases under the plan behind other of the issuer’s initiatives.

The Concerned Stockholders confirm that they will characterize any such statements as an opinion or belief. The Concerned Stockholders note that the $500,000 repurchase program has not been “purportedly announced.” Rather, it is fully disclosed in the Company’s Form 10-K for the fiscal year ended November 30, 2015.

The Concerned Stockholders are firmly of the belief that the Company’s stock repurchase program—which the Company touted in the October 28 Filing as an example of the Company’s “strategic plans for utilizing cash on hand”—has been woefully mismanaged. Since adoption, the Company has disclosed repurchases amounting to $23,000, or less than five percent of the total repurchase authority. Given the Company’s cash balance of approximately $7,000,000, the Company has ample resources to prioritize any initiatives that it wishes to and execute the stock repurchase program on an accelerated basis. The $23,000 spent on repurchases amounts to a paltry .33 percent of the Company’s cash hoard.

The decisions of the Company’s Board of Directors (the “Board”) are at the heart of the proxy contest initiated by the Concerned Stockholders. The Concerned Stockholders believe that the Board has been prioritizing the wrong initiatives for years. This is why the Concerned Stockholders are giving stockholders a choice at this year’s annual meeting. Stockholders are entitled to understand the Board’s thinking and why the Board believes, if true, that other initiatives are a priority over the stock repurchase program. It is unacceptable—and potentially manipulative—for the Board to adopt an illusory stock repurchase program with full knowledge that it intends to prioritize other initiatives over repurchases. It is even more unacceptable—and misleading—for the Board to turn around in the middle of a proxy contest and tout the stock repurchase program as a key part of its “strategic plans for utilizing cash on hand” without disclosing that repurchases have taken a backseat to other unnamed and unexplained initiatives.

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Nicholas P. Panos, Esq.

November 8, 2016

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (650) 849-3275.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Douglas K. Schnell

Douglas K. Schnell

cc:	Bradley P. Rexroad

Michael D. Tofias